Exhibit 99.2

TCTM Announces the Unaudited Results for the First Half of 2024

BEIJING, December 27, 2024, TCTM Kids IT Education Inc. (NASDAQ: TCTM) (“TCTM” or the “Company”), a leading provider of IT-focused supplementary STEM education services in China, today announced its unaudited financial results for the first half ended June 30, 2024.

Highlights for the First Half of 2024

•	Total student enrollment in IT-focused supplementary STEM education decreased by 1.5% to 182,600 in the first half of 2024, compared to student enrollment of 185,400 in the same period of 2023.
•	Net revenues from continuing operations increased by 0.9% year-over-year to RMB604.1 million (US$83.1 million) from RMB598.5 million in the same period of 2023.
•	Gross profit from continuing operations decreased by 15.2% year-over-year to RMB231.3 million (US$31.8 million) from RMB272.7 million in the same period of 2023.
•	Gross profit margin decreased by 7.3% points year-over-year to 38.3% from 45.6% in the same period of 2023.
•	Operating loss from continuing operations was RMB42.1 million (US$5.8 million), compared to operating loss from continuing operations of RMB8.6 million in the same period of 2023.
•

Non-GAAP operating loss from continuing operations, which excluded share-based compensation expenses, was RMB41.5 million (US$5.7 million), compared to non-GAAP operating loss from continuing operations of RMB7.2 million in the same period of 2023.

•	Net loss from continuing operations was RMB63.2 million (US$8.7 million), compared to net loss of RMB10.9 million in the same period of 2023.
•

Non-GAAP net loss from continuing operations, which excluded share-based compensation expenses, was RMB62.6 million (US$8.6 million), compared to non-GAAP net loss of RMB9.6 million in the same period of 2023.

•	Basic and diluted net loss from continuing operations per American Depositary Share (“ADS”), each representing five Class A ordinary shares, was RMB6.27 (US$0.86) in the first half of 2024.
•

Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB108.5 million (US$14.9 million) as of June 30, 2024, compared to RMB227.6 million as of December 31, 2023.

Key Financial Results

	For the Six Months Ended			% of
	June 30,		Variance	change
	2023	2024
	RMB	RMB	RMB

	(in thousands, except for percentages)
Net revenues	598,500	604,051	5,551	0.9%
Cost of revenues(a)	(325,842)	(372,720)	(46,878)	14.4%
Gross profit	272,658	231,331	(41,327)	‑15.2%
Gross margin	45.6%	38.3%	‑7.3%
Selling and marketing expenses(a)	(121,445)	(122,422)	(977)	0.8%
General and administrative expenses(a)	(148,781)	(144,100)	4,681	‑3.1%
Research and development expenses(a)	(11,003)	(6,923)	4,080	‑37.1%
Total operating expenses	(281,229)	(273,445)	7,784	‑2.8%
Operating loss	(8,571)	(42,114)	(33,543)	391.4%

Notes:

(a)	Includes share-based compensation expenses.

“In the first half of 2024, our net revenues increased by 0.9% year-over-year to RMB 604.1 million despite a slight decline of the number of student enrollment. Driven by the rapid development of AI, we believe that the market demands of children’s coding and robotics programming in STEM education will continuously grow,” remarked by Mr. Xiaolan Tang, TCTM’s Chief Executive Officer. “For the first half of 2024, the net loss was relatively high due to the shrinking demands in a relatively sluggish economic recovery followed by a decline of our student enrollment while the growth in the revenue mainly contributed by study tour and competition training courses with relatively high costs during the period. Benefiting from the strategic plans of reducing costs and enhancing operational efficiency and further optimization of our operating system, the cost and operating expenses are expected to be further narrowed down in the second half,” concluded Mr. Tang.

Financial Results for the Six Months Ended June 30, 2024

Net Revenues

Total net revenues from continuing operations increased by 0.9% to RMB604.1 million (US$83.1 million) in the first half of 2024, from RMB598.5 million in the same period of 2023. Although we had a slight decline of student enrollment resulted from the sluggish recovery period, the increase in course consumption in this period, particularly for study tour and competition training course, partially offset the impact of the shrinking market demands.

Cost of Revenues

Cost of revenues from continuing operations increased by 14.4% to RMB372.7 million (US$51.3 million) in the first half of 2024, from RMB325.8 million in the same period of 2023. The increase was primarily due to the growth in competition event and study tour program cost driven by the resilient recovery of course consumption.

Gross Profit and Gross Margin

Gross profit from continuing operations decreased by 15.2% to RMB231.3 million (US$31.8 million) in the first half of 2024, from RMB272.7 million in the same period of 2023. Gross margin was 38.3% in the first half of 2024, compared with 45.6% in the same period of 2023. The decrease in gross profit was due to the growth in the revenue mainly contributed by study tour and competition training courses with relatively high costs during the period.

Operating Expenses

Total operating expenses from continuing operations decreased by 2.8% to RMB273.4 million (US$37.6 million) in the first six months of 2024, from RMB281.2 million in the same period of 2023. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 2.5% to RMB272.9 million (US$37.5 million) in the first six months of 2024, from RMB279.9 million in the same period of 2023. Total share-based compensation expenses allocated to the related operating expenses decreased by 55.3% to RMB0.6 million (US$0.1 million) in the first six months of 2024, from RMB1.3 million in the same period of 2023.

Selling and marketing expenses increased by 0.8% to RMB122.4 million (US$16.8 million) in the first six months of 2024 from RMB121.4 million in the same period of 2023. Selling and marketing expenses increased slightly, mainly due to the slight increase in sales promotion fee, as offline activities were resumed during this period and activity material expenses increased.

General and administrative expenses decreased by 3.1% to RMB144.1 million (US$19.8 million) in the first six months of 2024, from RMB148.8 million in the same period of 2023. The decrease was mainly due to a reduction in rental charge in this period. In addition, due to the optimization of our administrative and support team, related personnel cost was reduced.

Research and development expenses decreased by 37.1% to RMB6.9 million (US$1.0 million) in the first six months of 2024, from RMB11.0 million in the same period of 2023. The decrease was mainly due to the decrease in personnel-related costs in the first six months of 2024 as we slowed down our R&D activities given our business operation status.

Operating Loss

Operating loss was RMB42.1 million (US$5.8 million) in the first six months of 2024, compared to RMB8.6 million in the same period of 2023. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB41.5 million (US$5.7 million) in the first six months of 2024, compared to RMB7.2 million in the same period of 2023.

Income Tax Expense

The Company recorded an income tax expense of RMB21.5 million (US$3.0 million) in the first six months of 2024, compared to RMB2.4 million in the same period of 2023. The increase was mainly due to the gain from debt waiver related to the Divestiture.

Net Loss

As a result of the foregoing, net loss from continuing operations was RMB63.2 million (US$8.7 million) in the first six months of 2024, compared to net loss from continuing operations of RMB10.9 million in the same period of 2023. Non-GAAP net loss from continuing operations, which excluded share-based compensation expenses, was RMB62.6 million (US$8.6 million) in the first six months of 2024, compared to non-GAAP net loss of RMB9.6 million in the same period of 2023.

Basic and Diluted Loss per ADS

Basic and diluted net loss from continuing operations per ADS was RMB6.27 (US$0.86) in the first half of 2024. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB6.21 (US$0.85) in the first half of 2024.

Cash Flow

The total balance of cash, cash equivalents, and restricted cash decreased by RMB119.1 million from RMB227.3 million as of December 31, 2023 to RMB108.2 million (US$14.9 million) as of June 30, 2024. Net cash used in operating activities from continuing operations in the first half of 2024 was RMB87.3 million (US$12.0 million). Net cash used in investing activities from continuing operations in the first half of 2024 amounted to RMB30.0 million (US$4.1 million) consisting of the loan collected from related party of RMB21.8 million (US$3.0 million), partially offset by the purchase of property and equipment, including computers and servers, of RMB 19.4 million (U$ 2.7 million) for the replacement of obsolete items and the loans provided to related parties of RMB33.4 million (U$4.6 million) in the middle of the year, which have been repaid in December, 2024. Net cash provided by financing activities from continuing operations in the first half of 2024 amounted to RMB3.4 million (US$0.5 million), which was primarily due to the proceeds from bank borrowing RMB 11.0 million (U$1.5 million), partially offset by the repurchase of ordinary shares of RMB7.3 million (U$1.0 million). Capital expenditures in the first half of 2024 were RMB19.4 million (US$2.7 million).

For details, please refer to the unaudited condensed consolidated financial statements for six months ended June 30, 2024, which is attached to the Form 6-K (through which this announcement is furnished) as exhibit 99.1.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 7.2672, representing the exchange rate as of June 28, 2024, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2024.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children’s logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; TCTM’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in TCTM’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and TCTM does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement TCTM’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), TCTM’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net loss per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

TCTM’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information TCTM provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of TCTM’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact:

TCTM Kids IT Education Inc.

Investor Relations

E-mail: ir@tctm.cn

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

	December 31,	June 30,
	2023	2024	2024
	Audited	Unaudited	Unaudited
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	220,689	82,863	11,402
Time deposits	300	300	41
Restricted cash	6,575	25,381	3,493
Amounts due from related parties	44	37,301	5,133
Prepaid expenses and other current assets, net	57,385	83,646	11,510
Current assets of discontinued operation	275,603	—	—
Total current assets	560,596	229,491	31,579

Amounts due from related parties-non current	732	713	98
Property and equipment, net	66,064	64,234	8,839
Intangible assets, net	5,287	4,652	640
Goodwill	49,416	49,416	6,800
Right-of-use assets	237,059	244,798	33,685
Long-term investments	41,860	41,788	5,750
Deferred income tax assets	28,476	7,952	1,094
Other non-current assets	28,753	30,924	4,255
Total assets	1,018,243	673,968	92,740

LIABILITIES AND DEFICIT
Current liabilities:
Short-term bank loans	—	11,000	1,514
Accounts payable	4,988	3,142	432
Amounts due to related parties	—	38,203	5,257
Operating lease liabilities-current	111,840	92,373	12,711
Income taxes payable	6,105	6,316	869
Deferred revenue-current	1,210,536	1,211,254	166,674
Accrued expenses and other current liabilities	517,096	514,229	70,760
Current liabilities of discontinued operation	560,791	—	—
Total current liabilities	2,411,356	1,876,517	258,217

Operating lease liabilities-non current	107,804	129,005	17,752
Other non-current liabilities	433	274	37
Total liabilities	2,519,593	2,005,796	276,006
Commitments and contingencies	—	—	—

Deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,861,327 and 58,610,667 shares issued, 46,756,137 and 42,385,779 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	364	369	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	74	74	10
Treasury shares (11,105,190 and 16,224,888 Class A ordinary shares as of December 31, 2023 and June 30, 2024, at cost)	(479,346)	(486,644)	(66,964)
Additional paid-in capital	1,360,901	1,642,934	226,075
Accumulated other comprehensive income	48,216	54,442	7,491
Accumulated deficit	(2,427,992)	(2,542,545)	(349,866)
Total deficit attributable to the shareholders of TCTM Kids IT Education Inc.	(1,497,783)	(1,331,370)	(183,203)
Non-controlling interest	(3,567)	(458)	(63)
Total deficit	(1,501,350)	(1,331,828)	(183,266)
Total liabilities and deficit	1,018,243	673,968	92,740

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2023	2024	2024
	Unaudited	Unaudited	Unaudited
	RMB	RMB	US$
Net revenues	598,500	604,051	83,120
Cost of revenues	(325,842)	(372,720)	(51,288)
Gross profit	272,658	231,331	31,832
Selling and marketing expenses	(121,445)	(122,422)	(16,846)
General and administrative expenses	(148,781)	(144,100)	(19,829)
Research and development expenses	(11,003)	(6,923)	(953)
Operating loss	(8,571)	(42,114)	(5,796)
Interest income, net	141	244	34
Other income, net	560	337	46
Foreign currency exchange loss, net	(628)	(84)	(12)
Loss before income taxes	(8,498)	(41,617)	(5,728)
Income tax expense	(2,424)	(21,544)	(2,965)
Net loss from continuing operations	(10,922)	(63,161)	(8,693)
Net loss from discontinued operation, net of tax	(30,652)	(51,673)	(7,111)
Net loss	(41,574)	(114,834)	(15,804)
Less: Net income/(loss) attributable to non-controlling interests	1,132	(281)	(39)
Net loss attributable to Class A and Class B ordinary shareholders	(42,706)	(114,553)	(15,765)
Less: Net income/(loss) from continuing operations attributable to non-controlling interests	1,132	(281)	(39)
Net loss from continuing operations attributable to Class A and Class B ordinary shareholders	(12,054)	(62,880)	(8,654)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	53,828,590	50,181,969	50,181,969
Basic and diluted loss per ADS attributable to ordinary shareholder from continuing operations	(1.12)	(6.27)	(0.86)
Basic and diluted loss per ADS attributable to ordinary shareholder from discontinued operation	(2.85)	(5.15)	(0.71)
Basic and diluted loss per ADS attributable to ordinary shareholder	(3.97)	(11.42)	(1.57)

Other comprehensive (loss) income

Foreign currency translation adjustment	(1,702)	6,226	857
Comprehensive loss	(43,276)	(108,608)	(14,947)
Less: Comprehensive income/(loss) attributable to non-controlling interests	1,132	(281)	(39)
Comprehensive loss attributable to Class A and Class B ordinary shareholders	(44,408)	(108,327)	(14,908)

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Six Months Ended June 30,
	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD

GAAP Cost of revenues	325,842	372,720	51,288
Share-based compensation expense in cost of revenues	9	12	2
Non-GAAP Cost of revenues	325,833	372,708	51,286

GAAP Selling and marketing expenses	121,445	122,422	16,846
Share-based compensation expense in selling and marketing expenses	10	1	—
Non-GAAP Selling and marketing expenses	121,435	122,421	16,846

GAAP General and administrative expenses	148,781	144,100	19,829
Share-based compensation expense in general and administrative expenses	1,242	590	81
Non-GAAP General and administrative expenses	147,539	143,510	19,748

GAAP Research and development expenses	11,003	6,923	953
Share-based compensation expense in research and development expenses	71	—	—
Non-GAAP Research and development expenses	10,932	6,923	953

Operating loss	(8,571)	(42,114)	(5,796)
Share-based compensation expenses	1,332	603	83
Non-GAAP Operating loss	(7,239)	(41,511)	(5,713)

Net loss from continuing operations	(10,922)	(63,161)	(8,693)
Share-based compensation expenses	1,332	603	83
Non-GAAP Net loss from continuing operations	(9,590)	(62,558)	(8,610)
Non-GAAP Net loss from discontinued operation	(30,035)	(51,670)	(7,110)
Non-GAAP Net loss	(39,625)	(114,228)	(15,720)
Less: Net income/(loss) attributable to non-controlling interests from continuing operations	1,132	(281)	(39)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(40,757)	(113,947)	(15,681)
Non-GAAP net loss per ADS(b) attributable to ordinary shareholder from continuing operations
Basic(b)	(1.00)	(6.21)	(0.85)
Diluted(b)	(1.00)	(6.21)	(0.85)
Non-GAAP net loss per ADS(b) attributable to ordinary shareholder from discontinued operation
Basic(b)	(2.79)	(5.15)	(0.71)
Diluted(b)	(2.79)	(5.15)	(0.71)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per ADS(c)
Basic	53,828,590	50,181,969	50,181,969
Diluted	53,828,590	50,181,969	50,181,969

Notes:

(a)	There was no tax impact of share-based compensation expenses for the first half of 2024 and 2023, respectively.
(b)

The Non-GAAP net (loss)/income per ADS is computed using Non-GAAP net (loss)/income attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net (loss)/income per ADS calculation.

(c)

Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares, which became effective on December 23, 2021.